SCHEDULE A
to the
INVESTMENT ADVISORY AGREEMENT
Dated February 18, 2016 between
ETF SERIES SOLUTIONS
and
APTUS CAPITAL ADVISORS, LLC

The Trust will pay to the Adviser as compensation for the Adviser’s services rendered, a fee, computed daily at an annual rate based on the average daily net assets of the respective Fund in accordance with the following fee schedule:

Fund	Rate
Aptus Behavioral Momentum ETF	0.79%
Aptus Fortified Value ETF	0.79%
Opus Small Cap Value Plus Fund	0.79%
Opus International Small/Mid Cap Equity Fund	0.89%

IN WITNESS WHEREOF, the parties hereto have caused this Schedule A to be signed on their behalf by their duly authorized officers as of July 10, 2018.

ETF SERIES SOLUTIONS, on behalf of each Fund listed on this Schedule A

By: /s/ Michael D. Barolsky
Name: Michael D. Barolsky
Title: Vice President and Secretary

APTUS CAPITAL ADVISORS, LLC

By: /s/ John David Gardner
Name: John David Gardner
Title: Founder and Managing Member